SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 1 August, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 6 June 2011
Exhibit 1.2	Transaction in Own Shares dated 10 June 2011
Exhibit 1.3	Director/PDMR Shareholding dated 10 June 2011
Exhibit 1.4	Transaction in Own Shares dated 14 June 2011
Exhibit 1.5	Transaction in Own Shares dated 21 June 2011
Exhibit 1.6	Director/PDMR Shareholding dated 30 June 2011
Exhibit 1.7	Total Voting Rights dated 30 June 2011
Exhibit 1.8	Director/PDMR Shareholding dated 01 July 2011
Exhibit 1.9	Transaction in Own Shares dated 05 July 2011
Exhibit 2.0	Director/PDMR Shareholding dated 05 July 2011
Exhibit 2.1	Director/PDMR Shareholding dated 05 July 2011
Exhibit 2.2	Blocklisting Interim Review dated 07 July 2011
Exhibit 2.3	Blocklisting Interim Review dated 07 July 2011
Exhibit 2.4	Director/PDMR Shareholding dated 11 July 2011
Exhibit 2.5	Director/PDMR Shareholding dated 11 July 2011
Exhibit 2.6	Transaction in Own Shares dated 12 July 2011
Exhibit 2.7	Total Voting Rights dated 29 July 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 June 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  2,567 ordinary shares on 2 June 2011 at prices between 394.00 pence per share and 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,244,038 ordinary shares in Treasury, and has 18,867,819,396 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 June 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  664 ordinary shares on 9 June 2011 and 1,243 ordinary shares on 3 June 2011 at prices between 394.00 pence per share and 455.00 pence per share.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,846,242,131 ordinary shares in Treasury, and has 18,867,821,303 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 June 2011

BP p.l.c. was advised on 10 June 2011 by Computershare Plan Managers that on 10 June 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5005 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 68 shares
Mr B. Looney               70 shares
Mr S. Westwell             70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 June 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  786 ordinary shares on 13 June 2011 at prices between 420.00 pence per share and 455.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,241,345 ordinary shares in Treasury, and has 18,867,822,089 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 June 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  591,215 ordinary shares on 15 June 2011 and 10,310 ordinary shares on 20th June 2011 at prices between 420.00 pence per share and 455.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,845,639,820 ordinary shares in Treasury, and has 18,868,423,614 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 30 June 2011

On 29 June 2011 BP p.l.c. was advised by Equiniti that on 28 June 2011 the following individuals acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.217 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	56
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	39
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	305

BP p.l.c. was advised on 29 June 2011 by Fidelity Stock Plan Services LLC, that on 28 June 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$44.002 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 Ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	248.249	300.672	376.254	111.343
Mr R. Fryar	219.501	284.872	388.446	N/A
Mr A. Hopwood	140.15	271.232	388.446	N/A
Mr H. L. McKay	526.437	353.338	706.221	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 June 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 30 June 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,868,423,614 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,873,506,114. This figure excludes 1,845,639,820 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 01 July 2011

BP p.l.c. was notified on 30 June 2011 by Mr Carl-Henric Svanberg, a director of BP p.l.c., that on 28 June 2011 CHAS Aludden S.a.r.l. (a personal investment company wholly owned by Mr Svanberg and of which he is also a director), acquired 8,971 BP Ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.217 per share, through the BP Scrip Dividend Programme.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 July 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  1,159 ordinary shares on 27 June 2011 and 474,354 ordinary shares on 4th July 2011 at prices between 394.00 pence per share and 455.00 pence per share.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,845,164,307 ordinary shares in Treasury, and has 18,941,724,505 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 05 July 2011

On 4 July 2011 BP p.l.c. was informed by Computershare Plan Managers that on 28 June 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.217 per share, through the
BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	1,458
Mr R. Bondy	1,945
Dr M. C. Daly	327
Mr A. Hopwood	997
Mr B. Looney	125
Dr H. Schuster	143
Mr S. Westwell	1,723

BP p.l.c. was advised that on 28 June 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $7.217 per share, through the
BP Scrip Dividend Programme
	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	88	N/A	N/A
Mr R. Bondy	22	N/A	N/A
Dr M. C. Daly	N/A	52	N/A
Mr B. Looney	29	N/A	N/A
Dr H. Schuster	N/A	N/A	11
Mr S. Westwell	26	N/A	5

BP p.l.c. was further advised that on 28 June 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $7.217 per share, through the
BP Scrip Dividend Programme
.
	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	3,309	1,764	4,421
Dr M. C. Daly	1,993	1,548	3,052
Mr A. Hopwood	994	618	N/A
Mr B. Looney	997	1,887	2,211
Dr H. Schuster	1,130	1,399	N/A
Mr S. Westwell	2,145	1,702	2,211

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 05 July 2011

BP p.l.c. was notified on 5 July 2011 by Barclays Wealth that on 28 June 2011 Ian Davis, a director of BP p.l.c., acquired 97 BP Ordinary shares (ISIN number GB0007980591) at a Reference share price of $7.217 per share through participation in the BP Scrip Dividend Programme.

BP p.l.c. was further advised by Barclays Wealth that on 28 March 2011 Ian Davis acquired 91 BP Ordinary shares at a Reference share price of $7.658 per share through the BP Scrip Dividend Programme.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.2

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 07 July 2011

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 07 July 2011

Name of applicant:	BP p.l.c.
Name of scheme:	The Executive Share Option Scheme
Period of return:	From:	1 January 2011	To:	30 June 2011
Balance of unallotted securities under scheme(s) from previous return:	13,476,683
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	336,804
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	13,139,879

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

Exhibit 2.3

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 07 July 2011

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 7 July 2011

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2011	To:	30 June 2011
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Zoe Edmondson
Telephone number of contact:	020 7496 2102

Exhibit 2.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 July 2011

BP p.l.c. was advised on 11 July 2011 by Computershare Plan Managers that on 11 July 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.585 per share through participation in the BP ShareMatch UK Plan:-
Director

Mr I.C. Conn                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                70 shares
Mr B. Looney               68 shares
Mr S. Westwell             68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 July 2011

BP p.l.c. was informed on 11 July 2011 by Computershare Plan Managers that on 24 June 2011, Mr Iain Conn (a director of BP p.l.c.) acquired options to purchase 3,017 ordinary shares (ISIN number GB0007980591) at £3.68 per share under the Save As You Earn scheme, exercisable from 1 September 2016.

BP p.l.c. was further informed that on 24 June 2011, Mr Rupert Bondy and Mr Stephen Westwell, both senior executives of BP p.l.c. (persons discharging managerial responsibility) acquired options to purchase 2,452 ordinary shares each at £3.68 per share under the Save As You Earn scheme, exercisable from 1 September 2014.

This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 July 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes  325 ordinary shares on 11th July 2011 at a price of 420.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,845,163,982 ordinary shares in Treasury, and has 18,941,724,830 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. - Voting Rights
BP p.l.c. - 29 July 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 29 July 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,942,396,664 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,947,479,164. This figure excludes 1,844,574,198 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 1 August 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary